

SECURI 03052088 MISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 5 2003
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8-13578

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/02 (MM/DD/YY) AND ENDING 5/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Security Church Finance Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chambers + Associates
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITY CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2003 AND 2002

With

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

SECURITY CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2003 AND 2002

TABLE OF CONTENTS

CHAMBERS & ASSOCIATES
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the balance sheets of Security Church Finance, Inc. as of May 31, 2003 and 2002 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Certified Public Accountants

July 9, 2003

1830 S Kirkwood Houston, Texas 77077

SECURITY CHURCH FINANCE, INC.

BALANCE SHEETS

MAY 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$143,465	$185,593
Accounts receivable (allowance for doubtful accounts not considered necessary)	123,026	35,786
Advances to agents	62,494	108,872
Prepaid expenses	3,789	4,655
Federal income taxes receivable	35,000	-
Deferred federal income taxes	3,977	5,686
TOTAL CURRENT ASSETS	371,751	340,592
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment	189,144	175,848
Less accumulated depreciation	(159,266)	(150,913)
TOTAL PROPERTY AND EQUIPMENT	29,878	24,935
OTHER ASSETS:		
Cash surrender value of officers' life insurance	148,590	138,790
Marketable securities	1,785	2,315
Other assets	2,711	2,711
TOTAL OTHER ASSETS	153,086	143,816
TOTAL ASSETS	$554,715	$509,343

See accompanying Auditors' Report and
Notes to Financial Statements

	2003	2002
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	$10,079	$7,978
Accrued expenses and other liabilities	130,343	79,478
Federal income taxes	-	2,446
TOTAL CURRENT LIABILITIES	140,422	89,902
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-	-
TOTAL LIABILITIES	140,422	89,902
STOCKHOLDERS' EQUITY:		
Preferred stock series A, 10% cumulative, $50 par and liquidation value, 2,000 shares authorized, issued and outstanding	$100,000	$100,000
Common stock, $50 par value, 1,000 shares authorized, 400 shares outstanding	20,000	20,000
Paid-in capital	2,500	2,500
Retained earnings	343,416	348,330
Accumulated other comprehensive income (loss)	(1,623)	(1,389)
	464,293	469,441
Less treasury stock, 240 shares, at cost	50,000	50,000
TOTAL STOCKHOLDERS' EQUITY	414,293	419,441
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$554,715	$509,343

SECURITY CHURCH FINANCE, INC.

INCOME STATEMENTS

FOR THE YEARS ENDED MAY 31, 2003 AND 2002

	2003	2002
REVENUES:		
Program fees	$1,133,287	$980,677
Brokerage commissions	631,875	712,684
Fiscal agent and service fees	200,733	246,761
	1,965,895	1,940,122
EXPENSES:		
Commissions	890,290	826,692
Salaries and benefits	756,372	675,046
Advertising, postage and printing	111,363	110,772
Rent, telephone, utilities, maintenance and supplies	98,477	95,290
General insurance, taxes and licenses	49,272	43,427
Travel and entertainment	22,338	39,006
Professional fees, dues and subscriptions	6,701	43,909
Depreciation	9,641	8,712
Bad debts	13,153	-
Other	6,006	1,700
	1,963,613	1,844,554
OPERATING INCOME	2,282	95,568
OTHER INCOME (EXPENSE):		
Interest and other income	6,035	6,246
Lawsuit settlement	-	(5,430)
	6,035	816
INCOME (LOSS) BEFORE FEDERAL INCOME TAX	8,317	96,384
FEDERAL INCOME TAX EXPENSE (BENEFIT):		
Current	-	3,745
Deferred	3,231	9,815
	3,231	13,560
NET INCOME (LOSS)	$5,086	$82,824
OTHER COMPREHENSIVE INCOME NET OF TAX:		
Unrealized gain (loss) on marketable equity securities	(234)	(876)
COMPREHENSIVE INCOME (LOSS)	$4,852	$81,948

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED MAY 31, 2003 AND 2002

	2003		2002	
Preferred stock:				
Balance at beginning of year	$100,000		$100,000	
Balance at end of year	$100,000		$100,000	
Common stock:				
Balance at beginning of year	$20,000		$20,000	
Balance at end of year	$20,000		$20,000	
Paid-in capital:				
Balance at beginning of year	$2,500		$2,500	
Balance at end of year	$2,500		$2,500	
Retained earnings:				
Balance at beginning of year	$348,330		$283,506	
Dividends paid on common and preferred stock	(10,000)		(18,000)	
Net income (loss)	5,086	$5,086	82,824	$82,824
Balance at end of year	$343,416		$348,330	
Accumulated other comprehensive income:				
Balance at beginning of year, all unrealized gain (loss) on marketable equity securities	$(1,389)		$(513)	
Unrealized holding gain (loss) during the period	(234)	$(234)	(876)	(876)
Comprehensive income (loss)		$4,852		$81,948
Balance at end of year, all unrealized gain (loss) on marketable equity securities	$(1,623)		$(1,389)	
Treasury stock:				
Balance at beginning of year	$50,000		$50,000	
Balance at end of year	$50,000		$50,000	

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MAY 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$5,086	$82,824
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,641	8,712
Deferred income taxes	2,007	9,815
Loss on disposition of fixed assets	4,651	-
Increase in cash value of life insurance	(9,800)	(9,484)
Changes in assets and liabilities:		
Accounts receivable	(87,240)	65,999
Advances to agents	46,378	5,654
Prepaid expenses	866	291
Prepaid federal income taxes	(35,000)	1,300
Trade accounts payable	2,100	1,315
Accrued expenses and other liabilities	50,864	(79,613)
Federal income tax payable	(2,446)	2,446
Total adjustments	(17,979)	6,435
Net cash provided (used) by operating activities	(12,893)	89,259
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(19,235)	(11,206)
Net cash provided (used) by investing activities	(19,235)	(11,206)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(10,000)	(18,000)
Net cash provided (used) by financing activities	(10,000)	(18,000)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(42,128)	60,053
CASH AND EQUIVALENTS, BEGINNING OF YEAR	185,593	125,540
CASH AND EQUIVALENTS, END OF YEAR	$143,465	$185,593

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2003 AND 2002

A. Summary of Significant Accounting Policies

The Company was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues.

Revenue Recognition

Program fees for providing professional and technical services in preparing bond issues are recognized when the prospectus is complete and the program is underway. Typically, a church makes a down payment at the start of a program, which is recognized as revenue when received. The remaining fees are generally collected from bond proceeds held in a third party escrow account when all escrow requirements are met.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over an estimated useful life of five years using the straight-line method.

Marketable Securities

The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," during the year ended May 31, 1995. Marketable securities are carried at their aggregate market value with unrealized gain or loss reflected as a separate component of stockholders' equity.

Federal Income Taxes

The reported amount of federal income taxes differs from the amount computed by applying the U.S. Federal income tax rates because of certain nondeductible expenses, primarily life insurance premiums.

Deferred federal income taxes are due to temporary differences between financial and taxable income resulting primarily from the use of the cash basis of accounting and accelerated depreciation methods for tax reporting.

A. Summary of Significant Accounting Policies (continued)

Federal Income Taxes (continued)

Provisions for income taxes are based on amounts reported in the statements of income and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes."

Statements of Cash Flows

The Company considers all highly liquid investments with an original maturity of three months or less to be a cash equivalent.

Federal income tax deposits totaling $39,305 were made in the year ending May 31, 2003. No federal income tax deposits were made in the preceding year.

Reclassification

Certain reclassifications have been made to prior year's balances to conform with the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

B. Stockholders' Equity

Preferred shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share. Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

C. Related Party Transactions

The Company leases its administrative offices from an entity owned by the shareholders of the Company. The Company also leases automobiles from an entity owned by the shareholders of the Company. The operating leases are cancelable contracts on a month-to-month basis. Lease expense incurred with these related parties totaled $48,920 and $55,070 for the years ended May 31, 2003 and 2002, respectively.

Twenty-five percent of the outstanding preferred stock of the Company is owned by a trust company that shares some common ownership and management with that of the Company. The Company operates primarily out of offices shared with the trust company. Shared expenses include management and occupancy costs. The Company received $146,282 and $147,777 from the trust company for reimbursement of overhead and expenses during the years ended May 31, 2003 and 2002, respectively.

D. Employee Benefits

The Company has adopted a simple IRA plan, which covers substantially all employees of the Company. Total expense recognized under the plan during the years ended May 31, 2003 and 2002 was $21,916 and $18,750, respectively.

Employees of the Company also participate in a noncontributory profit sharing plan covering substantially all employees. The Company made no contributions to the plan during the years presented.

E. Cash and cash equivalents

Cash and cash equivalents include $147,344 invested in a mutual fund that invests primarily in U.S. government securities. This mutual fund is not covered by FDIC insurance. Other cash balances as of May 31, 2003 exceeded FDIC insurance coverage by $86,490.

SECURITY CHURCH FINANCE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2003 AND 2002

F. Federal income tax

At May 31, 2003, deferred tax liabilities recognized for taxable temporary differences total $5,600. Deferred tax assets recognized for deductible temporary differences total $9,577.

As of May 31, 2003 a net operating loss of $9,950 is available for carry-forward to future tax years. In addition, carry-forwards resulting from the Section 179 election to expense depreciable assets and unused contributions totaled $14,833 as of May 31, 2003.


CHAMBERS
& ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the financial statements of Security Church Finance, Inc. for the years ended May 31, 2003 and 2002, and have issued our report thereon dated July 9, 2003. As a part of our audit, we assessed the Company's internal control structure to the extent we considered necessary to plan our audit and design audit tests as required by generally accepted auditing standards. The purpose of our assessment was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the internal control structure taken as a whole.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Church Finance, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11). As of May 31, 2003, Security Church Finance, Inc. was operating under the (K) (2) (i) exemption of SEC Rule 15c3-3. Our assessment indicated that the conditions of the exemption were being complied with as of May 31, 2003, and no facts came to our attention, which indicated that the exemption had not been complied with during the year ended May 31, 2003.

The management of Security Church Finance, Inc. is responsible for establishing and maintaining an internal control structure. The objectives of the internal control structure are to provide reasonable, but not absolute, assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements.

Because of the inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions.

Our assessment made for the limited purposes described would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the internal control structure of Security Church Finance, Inc. taken as a whole. However, our assessment disclosed no condition that we believe to be a material weakness.

1830 S Kirkwood Houston, Texas 77077

This report is intended for the use of the Board of Directors, management, others within the organization, and the Securities and Exchange Commission.

Chambers & Associates

Certified Public Accountants

July 9, 2003


CHAMBERS
& ASSOCIATES

A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the financial statements of Security Church Finance, Inc. for the years ended May 31, 2003 and 2002 in accordance with generally accepted auditing standards, and have issued our report thereon dated July 9, 2003. We also have audited the Computations of Aggregate Indebtedness and Net Capital, and the Statement of Changes in Liabilities subordinated to Claims of General Creditors for the year ended May 31, 2003 included in the Focus Report. As of May 31, 2003, Security Church Finance, Inc. was operating in accordance with the (K) (2) (i) exemption of SEC Rule 15c3-3, and was exempt from the Reserve Requirements pursuant to Rule 15c3-3. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Computation of Aggregate Indebtedness and Net Capital, and the Statement of Changes in Liabilities Subordinated to Claims of General Creditors are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the schedules referred to above present fairly, in all material respects, the computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of the Securities and Exchange Commission, and the Statement of Changes in Liabilities Subordinated to claims of General Creditors for the year ended May 31, 2003.

Chambers & Associates

Certified Public Accountants

July 9, 2003

1830 S Kirkwood Houston, Texas 77077

SECURITY CHURCH FINANCE, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

MAY 31, 2003

Net capital reported in unaudited focus report - part II A for the year ended May 31, 2003	$233,757
Overpayment of federal income tax which should have been shown as a non-allowable asset	(16,658)
Adjusted net capital	$217,099